October 7, 2011

Securities and Exchange Commission
100 F Street, N.W., Mail Stop 3561
Washington, D.C. 20549

Attention:	Kevin L. Vaughn
Accounting Branch Chief

Re:	Sigma Designs, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2011, Filed on March 28, 2011;
Form 10-Q for the Quarter Ended July 31, 2011, Filed September 8, 2011; File No. 001-32207

Dear Mr. Vaughn:

Sigma Designs, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated September 26, 2011.  Set forth below are the Company’s responses to the Staff’s comments.  The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K for the Fiscal Year Ended January 29, 2011

Item 8.  Financial Statements and Supplementary Data, page 49

Notes to Consolidated Financial Statements, page 55

Note 10.  Acquisitions, page 63

1.
We note your response to prior comment 4.  In order to fully evaluate your response, please also explain to us how you considered the other factors outlined in 805-10-55-25(a), (b), (d), (e) and (h) of the FASB Accounting Standards Codification in determining whether to account for this contingent liability as part of the purchase price of the acquisition rather than as an employee compensation expense.

Response:  In the Company’s prior response to the Staff dated September 20, 2011, the Company noted that it believes that subsections (c), (f) and (g) of ASC805-10-55-25 were most relevant to the facts and circumstances in determining the accounting for the milestone payments as contingent consideration.  Regarding subsections (a), (b), (d), (e) and (h) of ASC805-10-55-25 the Company believes that each of these are either less relevant when considered in aggregate with the other subsections, inconclusive or not applicable.  Following is a discussion of the Company’s considerations in connection with each of these subsections:

October 7, 2011

(a) Continuing employment.  Listed employees that were employed as of the achievement date of each milestone and as of December 31, 2010, were deemed eligible for each milestone payment.  Listed employees that terminated prior to the achievement date of the milestone and prior to December 31, 2010 forfeited their payment and the forfeited amount was paid, pro-rata, to the remaining listed employees.  For the following reasons, the Company believes this subsection is not conclusive in determining the accounting for the payments: (i) continued employment did not impact the total amount of consideration paid but rather the amount paid to each recipient; and therefore, the total amount of consideration paid was not dependent on continued employment; (ii) the previously existing compensation practices of CopperGate were continued unchanged for all employees after the acquisition by the Company, including those  not eligible for the contingent payments. Salaries for all employees continued to be paid at market rates and bonus plans remained in effect for the post acquisition period; and (iii) as noted in a prior response to the Staff, the contingent payments were triggered by the achievement of milestones which were developed in determining several factors considered to be critical to the overall valuation of the business at the acquisition date;

(b) Duration of continuing employment.  The contingent payments are triggered by the milestones and two of the milestones had payment dates that were earlier than the latest required employment date and one of the milestones was only achievable and payable after the latest required employment date.  Therefore, the Company determined that this subsection was less relevant in determining the accounting of the payments;

(c) Level of compensation. As noted above in subsection (a), the existing compensation practices of CopperGate were continued for all employees, some of whom were not eligible for the contingent payments. For example, the Company continued to pay all employees salaries at market rates and bonus plans were in effect for the post acquisition period.  Therefore, the Company determined that this subsection indicates that the contingent consideration is purchase consideration.

(d) Incremental payments to employees.  The majority of the selling share holders and holders of vested options of CopperGate were not employees of CopperGate prior to the acquisition nor were they employees of the Company after the acquisition.  The $5.0 million contingent payment was designated for certain CopperGate employees, all of whom became employees of the Company.  Therefore, the Company considered that this could be an indication of a compensation arrangement.  However, because the consideration was connected to milestone achievement that was integral to the overall valuation of the acquisition and in light of the other relevant factors highlighted here and in the Company’s prior response to the Staff,  the Company concluded that this subsection was not a determinative consideration in determining the accounting of the payments;

(e) Number of shares owned.  As a group, the employees eligible for the contingent payments did not own a substantial number of shares or vested stock options of CopperGate (i.e. approximately 5%).  Therefore, the Company determined that this subsection was not relevant to determining the accounting of the consideration;

October 7, 2011

(f) Linkage to valuation.  As the Company previously noted in its response dated September 20, 2011, three milestones were negotiated between the buyer and sellers to bridge a portion of the gap in divergent views about the value of the business resulting, in part, from differing opinions about the stage of development of acquired technologies and potential value of customer relationships and were structured to represent important factors in  the valuation of the business on the acquisition date.  The milestones were intended as a way to validate, with objective data, a higher amount of consideration to the selling shareholders as well as the additional $5.0 million of purchase price for CopperGate as of the acquisition date with regard to their developed products, customer relationships and the technologies in process of development.  During the negotiations, the Company agreed to a higher amount of purchase consideration of which a portion was paid in cash or common stock at the closing date and of which $5.0 million was deferred until milestone achievement(s) to bridge the remaining gap in purchase price.  The significant majority of selling share and vested option holders were not employees of CopperGate.  The selling shareholders specified the allocation of the incremental $5.0 million consideration among employees that had, prior to and as of the acquisition date, made contributions that were crucial to the achievement of those milestones. The Company believes that the CopperGate selling shareholder’s intention with regard to the $5.0 million contingent payment was to recognize and reward employees who contributed to the value of the company as of the acquisition date, but who did not have a sufficient equity stake in the company to receive full benefit from the sale relative to those contributions.  The Company believes that this is analogous with other acquisitions where there is a carve-out for employees that is negotiated in order to reward employees whose equity or option holdings have been devalued by current market conditions.  In the case of CopperGate, it was not their practice to allocate a significant portion of employee compensation to equity, and thus did not otherwise allow employees to benefit from the value of the company created prior to and as of the acquisition date.

Additionally, the following discussion provides additional information on the nature of each of the milestones and how they relate to the valuation of the acquisition.  The overall theme of the milestones is connected to the multi-year cycle of activities of product development and customer relationship development leading up to the acquisition.  The substantial portion of the product and customer development had occurred prior to the acquisition.  CopperGate had developed several technologies including HPNA, which was generating revenues and had demonstrated customer relationships at the acquisition date, and HomePlug AV and G.hn that were at different stages of development at the acquisition date.  All three of these were key technologies considered in determining the overall value of CopperGate at the acquisition date.  At the date of the acquisition, there was work remaining to be done post acquisition to complete development on the HomePlug AV and G.hn technologies as well as customer relationships.  As a result, each milestone was developed to support a significant element in the valuation consideration.  Milestone 1 was driven by the revenue and operating expense structure represented as achievable by the sellers for the fiscal year following the acquisition, and therefore, was a key assumption in valuing the developed technology and customer relationships.  Milestone 2 was driven by the initiation of sales of the newly developed HomePlug AV products and was intended to validate the value of the developed technology, timing of the completion of development and customer relationships.  Milestone 3 was driven by completion of a prototype of the in-process G.hn technology development to demonstrate that the acquired technology was viable which was a way to substantiate the value of the in process research and development and assumptions involving future revenue streams.

October 7, 2011

Therefore, in consideration of all these factors, the Company determined that this subsection indicates that the contingent payment is purchase consideration.

(g) Formula for determining consideration.  The formula for determining each of the three milestones pertained to achieving forecasted revenues and validation of technology that was either fully developed or in-process at the time of the acquisition.  These were all components of the business valuation on the date of the acquisition and thus the Company believes these formulas are indicative of contingent consideration in a business combination.  Further, the amount of contingent consideration was determined as part of the final price negotiation on the overall deal value and was not based on a specific formula, but rather the notional formula that the remaining difference in perception of deal value between the buyer and seller resulted from differing opinions on the value of the business which was resolved by the agreement on the milestones and which then resulted in agreement on the total purchase price.  As a result, the amount of $5.0 million was to be paid as contingent consideration upon achievement of those milestones.  Therefore, the Company determined that this subsection indicates that the contingent payment is purchase consideration.

(h) Other agreements and issues.  The considerations in this subsection relate to whether there were any other agreements or issues with respect to the selling shareholders that may provide an indication of the nature of the contingent payment.   The Company believes that there were no additional factors with respect to this subsection that impacted  the determination of the accounting $5.0 million cash contingent payment; and therefore, the Company determined that this subsection was not relevant to the accounting of the payments.

Form 10-Q for the Quarter Ended July 31, 2011

Note 1.  Organization and Summary of Significant Accounting Policies, page 6

-Goodwill and Intangible Assets, page 7

2.
We note your disclosures here and on pages 25-26 that you adjusted your market capitalization by a “reasonable control premium” and that your market capitalization with this adjustment exceeded the carrying value of your net assets by 8% as of July 31, 2011.  Please explain to us in more detail how you determined the “reasonable control premium” to adjust your market capitalization by and the amount of the control premium that you utilized in this analysis.  We may have more comments upon reviewing this response.

October 7, 2011

Response:  In reviewing our market capitalization relative to our net book value as of July 30, 2011, we considered ASC 350-20-35-22 which states “The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date.  Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.” and ASC 350-20-35-23 states “Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity.  Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual equity securities.  An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest.  That control premium may cause the fair value of a reporting unit to exceed its market capitalization.  The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.”

 The Company believes that this literature is directly relevant to the situation at the end of its second quarter of fiscal 2012 where its market capitalization based on the closing price of its stock at the end of the quarter was lower than its net book value.

The Company determined what it believes is a reasonable control premium to apply to its market capitalization by reviewing control premiums achieved in actual acquisitions of companies with a SIC code of 3674 ‘Semiconductors and related devices’, which encompasses companies with a broad range of products and business models.  Control premiums were determined by comparing the ‘unaffected share price’, which is the share price of the acquiree prior to the announcement of the acquisition, with the share price paid by the acquiror.  We obtained a report of such transactions with calculated control premiums from an independent third party valuation firm.  This report contained 28 change in control transactions that had occurred over the last four years within this SIC code.  The Company analyzed this list and narrowed the focus within this SIC code to companies that, in management’s judgment, were similar to Sigma using the following four criteria:

(1) Companies with products and business models similar to Sigma’s products and business model.  For example, the Company determined to include change in control transactions of designers of complex semiconductors, such as SOCs, who derive revenues primarily from sales of their products, which is similar to the Company’s products and business model.  By applying this criterion, the Company excluded certain change in control transactions, such as designers of lower margin, commoditized semiconductors such as memory chips, licensors of technology and service providers.

October 7, 2011

(2) Companies whose products serve markets or technology areas similar to the Company’s markets and technology areas, such as advanced digital media and complex signal processing.

(3) Companies that operate with a fabless manufacturing model, because of the lower capital requirements.  Sigma operates using a fabless manufacturing model.

(4) Companies that were small- to mid-cap publicly traded companies on a U.S. stock exchange prior to acquisition.

This analysis resulted in a comparison group of five transactions with control premiums that ranged from approximately 46% to 68%, with an average control premium of 55%.  Based on this analysis, the Company determined 50% to be a reasonable control premium to apply to the Company’s share price in order arrive at an estimated fair value.

* * *

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or would like to discuss any additional information, we would be pleased to discuss further with you.  You may contact Thomas E. Gay III, the Company’s Chief Financial Officer at (408) 957-9794, or Jim Masetti of Pillsbury Winthrop Shaw Pittman LLP, the Company’s legal counsel, at (650) 233-4754.

Very truly yours,

/s/ Thomas E. Gay III

Thomas E. Gay III
Chief Financial Officer and Secretary

October 7, 2011

cc:	Thinh Q. Tran, Chairman of the Board, President and Chief Executive Officer
Sigma Designs, Inc.

Matthew Chavez, Partner
Armanino McKenna LLP

James J. Masetti, Partner
Pillsbury Winthrop Shaw Pittman LLP